                                                                    Exhibit 99.1

                                Explanatory Note

     On November 28, 2003, pursuant to a certain Merger and Reorganization
Agreement ("Reorganization Agreement") dated as of November 26, 2003, among other mergers, Nexstar Broadcasting Group, Inc. ("Group Inc.") and Nexstar
Broadcasting Group, LLC ("Nexstar LLC") merged together with the surviving entity being Group Inc. Pursuant to the Reorganization Agreement holders of the various classes of membership interests of Nexstar LLC received Class A, B or C, as applicable, common stock of Group Inc. in exchange for their respective
Nexstar LLC membership interests.

     The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the election of ABRY II at any time.